Exhibit (a)(1)(ii)

FIDELITY PRIVATE CREDIT COMPANY LLC

c/o Fidelity Diversifying Solutions LLC

Offer to Purchase Up to 1,966,575

Units of Beneficial Interest

Dated August 28, 2026

The Offer and Withdrawal Rights Will Expire at

4:00 p.m., Eastern Time, on September 28, 2026,

Unless the Offer is Extended

To the Unit Holders of Fidelity Private Credit Company LLC:

Subject to the terms and conditions set forth in this offer to purchase (“Offer to Purchase”) and the related Letter of Transmittal (which together with the Offer to Purchase constitutes the “Offer”), Fidelity Private Credit Company LLC (f/k/a/ Fidelity Private Credit Company II LLC and, after merging with and into Fidelity Private Credit Company LLC on July 31, 2026, the “Fund”), a non-diversified, closed-end management investment company that is regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”) and is organized as a Delaware limited liability company, is offering to purchase up to 1,966,575 of its common units of beneficial interest (the “Units”, and such number of Units offered to be purchased by the Fund, the “Tender Cap”), pursuant to tenders by unit holders of the Fund (“Unit Holders”) at a price equal to the net asset value (“NAV”) per Unit as of September 30, 2026 or a later date determined by the Fund if the Offer is extended (the “Valuation Date”). This Offer is currently scheduled to expire at 4:00 p.m., Eastern Time, on September 28, 2026 (the “Expiration Date”), but the Fund may extend this date; if it does, the Valuation Date may be changed. This Offer is being made to all Unit Holders of the Fund and is not conditioned on any minimum amount of Units being tendered, but is subject to certain conditions described below. Units are not traded on any established trading market.

Unit Holders should realize that the value of the Units tendered in this Offer will likely change between the most recent time NAV was calculated and communicated to them and the Valuation Date (the relevant date for determining the value of the Units tendered to the Fund for purposes of calculating the purchase price of such Units) and such change could be material. Unit Holders should keep in mind that, if they tender Units in a tender offer with a Valuation Date that is within the 24-month period following the initial issue date of the Units being tendered, such Units will be subject to an “early repurchase deduction” (described further below) of 2.0% of the aggregate NAV of the Units repurchased, except as described below. The early repurchase deduction may be waived at the Fund’s discretion. The early repurchase deduction will reduce the repurchase proceeds. For illustrative purposes, a Unit Holder that acquires Units prior to October 1, 2024 would not incur an early repurchase deduction for participating in a repurchase offer that has a valuation date of September 30, 2026 (or anytime thereafter). Units that are issued pursuant to the Fund’s distribution reinvestment plan and tendered shall not be subject to the early repurchase deduction.

Unit Holders desiring to tender all or any portion of their Units in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and deliver it to Fidelity Investments Institutional Operations Company LLC (the “Transfer Agent”) in the manner provided for in the Letter of Transmittal and set forth in Section 4 “Procedure for Tenders” below.

IMPORTANT

The Fund makes no recommendation to any Unit Holder as to whether to tender or refrain from tendering Units. Unit Holders must make their own decisions whether to tender Units and, if so, the portion of their Units to tender.

Because each Unit Holder’s investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Unit Holders should tender Units pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

This transaction has not been approved or disapproved by the Securities and Exchange Commission (“SEC”) or the Commodity Futures Trading Commission (the “CFTC”) nor has the SEC, the CFTC, or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Transfer Agent:

Fidelity Private Credit Company LLC

c/o Fidelity Investments Institutional Operations Company LLC

alternatives@fmr.com

SUMMARY TERM SHEET

This is a summary of the features of the Offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, you should read carefully this entire Offer to Purchase and the related Letter of Transmittal.

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As disclosed in the Fund’s Private Placement Memorandum, dated August 2026, as amended, restated and/or supplemented from time to time (the “Private Placement Memorandum”), the Fund may from time to time offer to repurchase a portion of its outstanding Units pursuant to written tenders by Unit Holders. Accordingly, the Fund is offering to purchase up to the Tender Cap of 1,966,575 Units at a price equal to their NAV (that is, the value of the Fund’s total assets minus its total liabilities, divided by outstanding Units) determined as of September 30, 2026 or such later date as may be determined by the Fund if the Offer is extended (the “Valuation Date”). The Units subject to the Offer represent approximately 2.50% of the outstanding Units as of July 31, 2026. The Offer, which begins on August 28, 2026, will remain open until 4:00 p.m., Eastern Time, on September 28, 2026 (the “Expiration Date”). The Fund reserves the right to adjust the Valuation Date to correspond to any extension of the Offer.

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All Units issued on or after October 1, 2024, except for Units issued pursuant to the Fund’s distribution reinvestment plan (“DRIP”), that are tendered and purchased in this Offer will be subject to a 2.0% “early repurchase deduction.” See Section 6 “Purchases and Payment.”

•	Unit Holders may tender all or a portion of their Units.

•	If an Investor tenders Units and the Fund purchases those Units, the Fund will effect payment for those Units in cash promptly after the determination of the relevant NAV per unit is finalized.

•

There is no assurance that our Board of Directors of the Fund (the “Board”) will exercise its discretion to offer to repurchase Units or that there will be sufficient funds available to accommodate all of your requests for repurchase. As a result, the Fund may repurchase less than the full amount of Units that you request to have repurchased. If the Fund does not repurchase the full amount of your units that you have requested to be repurchased, or if the Fund determines not to make repurchases of its Units, you will likely not be able to dispose of your Units, even if the Fund under-performs.

•	Other than the early repurchase deduction described below (if applicable), the Fund does not expect to impose any charges on repurchases of Units in the Fund.

•

The Fund also has the right to repurchase all of a Unit Holder’s Units at any time if the aggregate value of such Unit Holder’s Units is, at the time of such compulsory repurchase, less than the minimum initial investment applicable for the Fund.

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If you are a participant in the Fund’s DRIP, in the event that you elect to tender your Units in full, and such full tender is accepted by the Fund, any units issued to you under the DRIP subsequent to the expiration of the tender offer will be considered part of your prior tender. Your participation in the DRIP will be automatically terminated as of the applicable Expiration Date and any distributions due but not yet paid as of such date will be paid in cash on the scheduled distribution payment date. Units that are issued pursuant to the Fund’s DRIP and tendered shall not be subject to the early repurchase deduction.

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If the Fund accepts the tender of any of your Units, your proceeds will be funded from one or more of the following sources: cash on hand (including cash received from investments in the Fund), borrowings and/or proceeds from the sale of portfolio holdings.

•	Additional repurchases will be made at such times and on such terms as may be determined by the Board.

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Following this summary is a formal notice of the Offer, which remains open until the Expiration Date, unless extended. If you elect to tender your Units, you have the right to change your mind and withdraw your tendered Units at any time until the Expiration Date or, if such tendered Units have not been accepted by the Fund, at any time on or after September 30, 2026. If you would like to tender your Units, you must complete the Letter of Transmittal enclosed with the Offer to Purchase, and return it as instructed in the Letter of Transmittal to the Transfer Agent. Your properly completed Letter of Transmittal must be received prior to the Expiration Date. All Unit Holders tendering Units should carefully review their Letter of Transmittal and follow the delivery instructions therein.

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The value of your Units will likely change between the most recent time the NAV of the Units was calculated and communicated to you and the Valuation Date (the date when the value of your investment will be determined for purposes of calculating the purchase price of your Units). If you would like to obtain the estimated NAV of your Units, please contact the Transfer Agent.

•	Please note that just as you have the right to withdraw your tender of Units, the Fund has the right to cancel, amend or postpone this offer at any time on or before the Expiration Date.

1. Background and Purpose of the Offer. The purpose of the Offer is to provide liquidity to Unit Holders. Because there is no secondary trading market for Units, the Board has determined, after consideration of various matters, that the Offer is in the best interests of Unit Holders in order to provide liquidity for Units as contemplated in the Private Placement Memorandum.

The purchase of Units pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Unit Holders who do not tender Units. Unit Holders who retain their Units may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Units tendered. These risks include the potential for greater volatility due to decreased diversification. A reduction in the aggregate assets of the Fund may result in Unit Holders who do not tender Units bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional purchases of Units are made by new and existing investors from time to time, although there can be no assurances that such new or additional purchases will occur.

Units that are tendered to the Fund in connection with the Offer, if accepted for repurchase, will be repurchased, resulting in a change in the income ratio and an increase in the expense ratios of Units owned by Unit Holders remaining in the Fund (assuming no further issuances of Units).

2. Offer to Purchase and Price. The Fund will purchase, upon the terms and subject to the conditions of the Offer, up to the Tender Cap of 1,966,575 of those outstanding Units that are properly tendered by, and not withdrawn (in accordance with Section 5 “Withdrawal Rights” below) before, the Expiration Date.

The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The purchase price of a Unit tendered will be its NAV as of the Valuation Date, payable as set forth in Section 6. The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

As of the close of business on July 31, 2026, there were approximately 78,662,994 Units issued and outstanding, with a NAV per unit of $10.30. The value of the Units tendered by Unit Holders likely will change between the most recent time NAV was calculated and communicated to you and the Valuation Date.

3. Amount of Tender. Subject to the limitations set forth below, Unit Holders may tender all or a portion of their Units. The Fund also has the right to repurchase all of a Unit Holder’s Units at any time if the aggregate value of such Unit Holder’s Units is, at the time of such compulsory repurchase, less than the minimum initial investment applicable for the Fund. The Offer is being made to all Unit Holders and is not conditioned on any minimum amount of Units being tendered.

If less than the Tender Cap of 1,966,575 Units are properly tendered pursuant to the Offer and not withdrawn, the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Units so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 “Certain Conditions of the Offer” below. If more than the Tender Cap of 1,966,575 Units are duly tendered to the Fund before the expiration of the Offer and not withdrawn, pursuant to Section 5 “Withdrawal Rights” below, the Fund will accept the Units tendered on or before the Expiration Date for payment on a pro rata basis based on the number of tendered Units; provided that the Fund reserves the right in its sole discretion to purchase additional outstanding Shares representing up to 2.0% of the Fund’s outstanding Shares without amending or extending the Offer as permitted by Rule 13e-4(f)(1) of the Securities Exchange Act of 1934, as amended. The unaccepted portion of any tender of Units made by a Unit Holder pursuant to this Offer shall not be automatically carried forward or given priority in connection with any future tender offer made by the Fund, but any Unit Holder that wishes to have the Fund repurchase Units that were not accepted for repurchase in connection with this Offer may again tender those Units in connection with, and subject to the terms and conditions of, any future tender offer made by the Fund.

4. Procedure for Tenders. Unit Holders wishing to tender Units pursuant to the Offer must complete and execute the Letter of Transmittal in accordance with the instructions on the first page of such Unit Holder’s Letter of Transmittal. The completed and executed Letter of Transmittal must be received by the specified agent by 4:00 p.m., Eastern Time, on the Expiration Date.

Unit Holders wishing to confirm receipt of a Letter of Transmittal may contact the agent specified in the instructions therein. The method of delivery of any documents is at the election and complete risk of the Unit Holder tendering Units, including, but not limited to, the failure to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and its determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders (i) determined by it not to be in appropriate form or (ii) for which the acceptance of, or payment for, would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Units or any particular Unit Holder (including, without limitation, the conditions relating to the dates on which Units must be tendered or withdrawn), and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Board, Fidelity Diversifying Solutions, LLC (the “Adviser”), or any of their agents is obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

5. Withdrawal Rights. Any Unit Holder tendering Units pursuant to this Offer may withdraw tendered Units at any time before the Expiration Date or, if the Fund has not accepted such tendered Units, on or after September 30, 2026. A form to use to give notice of withdrawal is enclosed with the Offer to Purchase. To be effective, any notice of withdrawal must be timely received by the agent specified in the instructions to the Notice of Withdrawal. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. Units properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Units may be re-tendered prior to the Expiration Date by following the procedures for tenders described above.

6. Purchases and Payment. For purposes of the Offer, the Fund will be deemed to have accepted Units that are tendered if and when it gives written notice to the tendering Unit Holder of its election to purchase such Units.

If an Investor tenders Units and the Fund purchases those Units, the Fund will effect payment for those Units in cash promptly after the determination of the relevant NAV per unit is finalized.

There is no assurance that our Board will exercise its discretion to offer to repurchase Units or that there will be sufficient funds available to accommodate all of your requests for repurchase. As a result, the Fund may repurchase less than the full amount of Units that you request to have repurchased. If the Fund does not repurchase the full amount of your Units that you have requested to be repurchased, or if the Fund determines not to make repurchases of its Units, you will likely not be able to dispose of your Units, even if the Fund under-performs.

Other than the early repurchase deduction described below (if applicable), the Fund does not expect to impose any charges on repurchases of Units in the Fund.

Each Unit Holder whose Units (or portion thereof) have been accepted for repurchase will continue to be a Unit Holder of the Fund until the Valuation Date (and thereafter if not all of its Units are repurchased) and may exercise its voting rights with respect to the repurchased Units (or portion thereof) until the Valuation Date.

As described in the Private Placement Memorandum and except as described below, the amount to which any Unit Holder that sells Units to the Fund in a repurchase offer that has a tender valuation date within the 24-month period following the original issue date of the Units is entitled to be paid for the tendered Units will be reduced by 2.0% of the aggregate NAV of the Units repurchased by the Fund; this reduction is referred to herein as an “early repurchase deduction.” Payment of the early repurchase deduction will be made by reducing the repurchase proceeds. The early repurchase deduction will be retained by the Fund for the benefit of remaining Unit Holders. Units that are issued pursuant to the Fund’s DRIP and tendered, including any portion of Units repurchased that are issued pursuant to the Fund’s DRIP, shall not be subject to the early repurchase deduction. Units repurchased will be treated as having been repurchased on a “first-in–first-out” basis for purposes of determining whether and to what extent the early repurchase deduction is applicable. Therefore, the portion of Units repurchased will be deemed to have been taken from the earliest Units purchased by such Unit Holder for purposes of determining whether and to what extent the early repurchase deduction is applicable, except that in all cases Units issued pursuant to the Fund’s DRIP will be treated as having been repurchased first.

The Fund also has the right to repurchase all of a Unit Holder’s Units at any time if the aggregate value of such Unit Holder’s Units is, at the time of such compulsory repurchase, less than the minimum initial investment applicable for the Fund.

The Fund expects that the purchase price for Units acquired pursuant to the Offer to Purchase will be derived from cash on hand (including cash received from investments in the Fund), borrowings and/or proceeds from the sale of portfolio holdings. Payment for repurchased Units may require the Fund to liquidate portfolio holdings earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase our investment-related expenses as a result of higher portfolio turnover rates. The Adviser intends to take measures, subject to policies as may be established by our Board, to attempt to avoid or minimize potential losses and expenses resulting from the repurchase of Units.

7. Certain Conditions of the Offer. The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Unit Holders of such extension. If the Fund elects to extend the tender period, the Valuation Date may occur after September 30, 2026. During any such extension, all Units previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer, and in the event of such cancellation, to not purchase or pay for any Units tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Units tendered. If the Fund determines to amend the Offer or to postpone the acceptance of Units tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Unit Holders.

Please note that just as you have the opportunity to withdraw Units that you have tendered under certain circumstances, the Fund has the right to cancel, amend or postpone the Offer at any time before accepting tendered Units. The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund’s investment objectives and policies in order to purchase Units tendered pursuant to the Offer; (b) there is, in the Board’s judgment, any (i) legal action or proceeding instituted or threatened challenging the Offer or that otherwise would have a material adverse effect on the Fund, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the estimated NAV of the Fund from the estimated NAV of the Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Unit Holders if Units tendered pursuant to the Offer were purchased; or (c) the Independent Directors of the Fund determine that it is not in the best interest of the Fund to purchase Units pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

8. Certain Information About the Fund. The Fund is a non-diversified, closed-end management investment company that is regulated as a business development company under the 1940 Act and is organized as a Delaware limited liability company. On July 31, 2026, Fidelity Private Credit Company II merged with and into Fidelity Private Credit Company LLC (the “Acquired Fund”) with the Fund as the surviving entity of the merger. At the effective time of the merger, each outstanding unit of beneficial interest of the Acquired Fund was converted into the right to receive a number of newly issued units of the Fund equal to an exchange ratio as set forth in the underlying merger agreement. The principal executive office of the Fund is located at 245 Summer Street, Boston, Massachusetts 02210 and the telephone number is 617-563-7000. Units are not traded on any established trading market.

The Fund does not have any other plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Units (other than the Fund’s intention to accept purchases for Units from time to time, the DRIP or otherwise in the discretion of the Fund) or the disposition of Units (except for periodic discretionary solicitations of tender offers); (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the investment adviser or Directors of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the Directors, to change any material term of the investment advisory arrangements with the Adviser; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Directors determine may be necessary or appropriate to Fund any portion of the purchase price for Units acquired pursuant to this Offer to Purchase or in connection with the ordinary portfolio transactions of the Fund); (f) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the First Amended and Restated Limited Liability Company Agreement of the Fund or Private Placement Memorandum or other actions that may impede the acquisition of control of the Fund by any person.

As of July 31, 2026, 100% of the Fund’s total outstanding Units were held by Fidelity® funds. As of July 31, 2026, the Directors and executive officers of the Fund owned none of the total outstanding Units. Based upon information provided or available to us, none of our Directors, officers or affiliates intends to tender Units pursuant to the Offer. The Offer does not, however, restrict the purchase of Units pursuant to the Offer from any such person.

During the past sixty (60) days, the Fund has not issued any Units to the Adviser, Directors or officers of the Fund, or any person controlling the Fund or the Adviser. There have been no other transactions in Units effected during the past sixty (60) days by the Fund, the Adviser, or any Director or executive officer of the Fund, or any person controlling the Fund or the Adviser.

9. Full Tender by DRIP Participants. If you are a participant in the DRIP, in the event you elect to tender your Units in full and such full tender is accepted by the Fund, your participation in the DRIP will be automatically terminated as of the applicable Expiration Date and any distributions due but not yet paid as of such date will be paid in cash on the scheduled distribution payment date.

10. Certain Federal Income Tax Consequences. The following discussion is a general summary of the U.S. federal income tax consequences of the purchase of Units by the Fund from Unit Holders pursuant to the Offer. This summary is based on U.S. federal income tax law as of the date hereof, including the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations, Internal Revenue Service (“IRS”) rulings, judicial authority and current administrative rulings and practice, all of which are subject to change, possibly with retroactive effect. There can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below, and the Fund has not obtained, nor does the Fund intend to obtain, a ruling from the IRS or an opinion of counsel with respect to any of the consequences described below. For more detailed information regarding tax considerations applicable to a purchase of Units by the Fund pursuant to the Offer, and ownership of Units of the Fund in general, see the Fund’s Private Placement Memorandum. Unit Holders should also consult their own tax advisers regarding their particular situation and the potential tax consequences to them of a purchase of their Units by the Fund pursuant to the Offer, including potential state, local and foreign taxation, as well as any applicable transfer taxes.

Except where noted, this discussion deals only with Units held as capital assets and does not deal with all tax consequences that may be relevant to Unit Holders in light of their particular circumstances or to Unit Holders subject to special tax rules (including, without limitation, partnerships or other pass-through entities (and investors therein), dealers or traders in securities, financial institutions, tax-exempt organizations, insurance companies, U.S. expatriates, persons liable for the alternative minimum tax, persons holding Units as a part of a hedging, conversion or constructive sale transaction or a straddle, nonresident alien individuals present in the United States for more than 182 days during the taxable year in which their Units are repurchased pursuant to the Offer or U.S. Unit Holders (as defined below) whose functional currency is not the U.S. dollar). In addition, this discussion does not address any considerations in respect of any withholding required pursuant to the Foreign Account Tax Compliance Act of 2010 (including the Treasury regulations promulgated thereunder and intergovernmental agreements entered into in connection therewith).

As used herein, the term “U.S. Unit Holder” refers to a Unit Holder who is (i) an individual citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States or any State thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of the source of such income, or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined in the Code) have the authority to control all substantial decisions of the trust or (b) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. The term “Non-U.S. Unit Holder” refers to a Unit Holder who is an individual, corporation, estate or trust and is not a U.S. Unit Holder. Except for the discussion under “Non-U.S. Unit Holders” and “Backup Withholding,” the following discussion is limited to U.S. Unit Holders.

Sale or Exchange of Units. Under Section 302(b) of the Code, a Unit Holder (other than a tax-exempt Unit Holder) whose Units are repurchased pursuant to the Offer generally will be treated as having sold the Units and will recognize gain or loss for U.S. federal income tax purposes, so long as either (a) such Unit Holder tenders, and the Fund repurchases, all of such Unit Holder’s Units (i.e., reduces such Unit Holder’s percentage ownership of the Fund to 0%), (b) such Unit Holder meets numerical safe harbors with respect to percentage voting interest and reduction in ownership of the Fund following the completion of the Offer for the distribution to be “substantially disproportionate” with respect to such Unit Holder, or (c) the tender otherwise results in a distribution that is “not essentially equivalent to a dividend,” which determination depends on a Unit Holder’s particular facts and circumstances, including the initial size of and extent to which a Unit Holder’s ownership percentage interest in the Fund is reduced. For these purposes, a Unit Holder’s ownership of the Fund is determined after applying the ownership attribution rules under Section 318 of the Code. The gain or loss recognized by a Unit Holder in such case generally will equal the difference between the price paid by the Fund for the Units pursuant to the Offer and the Unit Holder’s adjusted tax basis in the Units sold. A tendering Unit Holder’s gain or loss will generally be capital gain or loss, and will generally be treated as long-term capital gain or loss if the Units have been held for more than one year or as short-term capital gain or loss if the Units have been held for one year or less. For these purposes, a Unit Holder’s holding period in Units repurchased pursuant to the Offer should terminate as of the Valuation Date. If a Unit Holder realizes a gain upon the sale of its Units and payment for the Units is received after the close of the taxable year of the Unit Holder in which the Valuation Date occurs, it is expected that, unless the Unit Holder elects otherwise, the Unit Holder will generally recognize such gain in the taxable year in which the proceeds are received. The maximum U.S. federal income tax rate applicable to short-term capital gains recognized by a non-corporate Unit Holder is currently the same as the applicable ordinary income rate. In addition, the Code generally imposes a 3.8% Medicare contribution tax on the net investment income of certain individuals, estates and trusts to the extent their income exceeds certain threshold amounts. For these purposes, “net investment income” generally includes, among other things, (i) distributions paid by the Fund of net investment income and capital gains, and (ii) any net gain from the sale, exchange or other taxable disposition of the Units.

In the event that a tendering Unit Holder’s ownership (taking into account deemed ownership under Section 318 of the Code) of Units of the Fund is not reduced to the extent required under the tests described above, such Unit Holder would be deemed to receive a distribution from the Fund under Section 301 of the Code with respect to the Units held by the Unit Holder after the tender (a “Section 301 distribution”). Such distribution, which would equal the price paid by the Fund to such Unit Holder for the Units sold, would be taxable as a dividend to the extent of the Fund’s current or accumulated earnings and profits allocable to such Unit Holder, with the excess treated as a return of capital reducing the Unit Holder’s tax basis in the Units, and thereafter as capital gain. If any amounts received by a Unit Holder are treated as a dividend, the tax basis (after any adjustment for a return of capital) in the Units sold pursuant to the Offer will generally be transferred to any remaining Units held by the Unit Holder. It is not expected that any amount treated as a dividend will be eligible for the dividends received deduction allowed to corporations or for the reduced U.S. federal income tax rates that are currently imposed on certain “qualified dividend income” received by non-corporate Unit Holders.

Provided that no tendering Unit Holder is treated as receiving a Section 301 distribution as a result of the Offer, Unit Holders whose percentage ownership of the Fund increases as a result of the Offer will not be treated as realizing constructive distributions by virtue of that increase. In the event that any tendering Unit Holder is deemed to receive a Section 301 distribution as a result of the Offer, it is possible that Unit Holders whose percentage ownership of the Fund increases as a result of the Offer, including Unit Holders who do not tender any Units pursuant to the Offer, will be deemed to receive a constructive distribution under Section 305(c) of the Code in an amount determined by the increase in their percentage ownership of the Fund as a result of the Offer. Such constructive distribution will be treated as a dividend to the extent of the Fund’s current or accumulated earnings and profits allocable to it.

Under the “wash sale” rules under the Code, provided the tender of Units pursuant to the Offer is treated as a sale or exchange (and not a distribution as described above), loss recognized on Units sold pursuant to the Offer will ordinarily be disallowed to the extent the Unit Holder acquires other Units of the Fund (whether through automatic reinvestment of dividends or otherwise) or substantially identical stock or securities within 30 days before or after the date the tendered Units are purchased pursuant to the Offer. In that event, the basis and holding period of the Units (or substantially identical stock or securities) acquired will be adjusted to reflect the disallowed loss. Any loss realized by a Unit Holder on the sale of Units held by the Unit Holder for six months or less will be treated for U.S. federal income tax purposes as a long-term capital loss to the extent of any distributions or deemed distributions of long-term capital gains received by the Unit Holder with respect to such Units. A Unit Holder’s ability to utilize capital losses may be limited under the Code.

Non-U.S. Unit Holders. Generally, if a Non-U.S. Unit Holder’s sale of Units pursuant to the Offer is respected as a sale or exchange for U.S. federal income tax purposes pursuant to Section 302(b) of the Code (as discussed above), any gain realized by the Non-U.S. Unit Holder will not be subject to U.S. federal income tax or to any U.S. tax withholding, provided that such gain is not effectively connected with a trade or business carried on in the United States by the Non-U.S. Unit Holder. If, however, all or a portion of the proceeds received by a tendering Non-U.S. Unit Holder is treated for U.S. federal income tax purposes as a distribution by the Fund that is a dividend, or if a Non-U.S. Unit Holder is otherwise treated as receiving a deemed distribution that is a dividend by reason of the Unit Holder’s increase in its percentage ownership of the Fund resulting from other Unit Holders’ sale of Units pursuant to the Offer, and, as discussed in greater detail in the Fund’s Private Placement Memorandum, absent a statutory exemption, the dividend received or deemed received by the Non-U.S. Unit Holder will be subject to a U.S. withholding tax of 30% (or a lower treaty rate). If any gain or dividend income realized in connection with the tender of Units by a Non-U.S. Unit Holder is effectively connected with a trade or business carried on in the United States by the Non-U.S. Unit Holder, such gain or dividend will generally be taxed at the regular rates applicable to U.S. Unit Holders. In addition, if the Non-U.S. Unit Holder is a non-U.S. corporation, it may be subject to a branch profits tax of 30% (or a lower treaty rate) on its effectively connected income. In order to qualify for an exemption from withholding for effectively connected income or for lower withholding tax rates under income tax treaties, or to establish an exemption from backup withholding, a Non-U.S. Unit Holder must comply with special certification and filing requirements relating to its non-U.S. status (including, in general, furnishing an IRS Form W-8ECI, W-8BEN or W-8BEN-E, as applicable, or any substitute form). Because an applicable withholding agent may not be able to determine if a particular Non-U.S. Unit Holder qualifies for sale or exchange treatment pursuant to Section 302(b) of the Code, such agent may withhold U.S. federal income tax equal to 30% of the gross payments payable to a Non-U.S. Unit Holder unless the agent determines that an exemption or a reduced rate of withholding is available as discussed above. However, a Non-U.S. Unit Holder may be eligible to obtain a refund of all or a portion of any tax withheld if such Non-U.S. Unit Holder establishes that it qualifies for sale or exchange treatment pursuant to Section 302(b) of the Code or is otherwise able to establish that no tax or a reduced amount of tax is due. See the section of the Fund’s Private Placement Memorandum entitled “Certain U.S. Federal Income Tax Considerations–Foreign Members” for further information concerning the taxation of Non-U.S. Unit Holders. Non-U.S. Unit Holders are urged to consult their tax advisors regarding the application of U.S. federal income tax rules, including withholding, to their tender of Units.

Backup Withholding. The Fund generally is required to withhold and remit to the U.S. Treasury a percentage of the taxable distributions and redemption proceeds paid to any U.S. Unit Holder who fails to properly furnish the Fund with a correct taxpayer identification number and a certification that such Unit Holder is not subject to backup withholding (generally, through the provision of a properly executed IRS Form W-9). A Non-U.S. Unit Holder generally can establish an exemption from backup withholding by certifying as to its foreign status (generally, through the provision of a properly executed IRS Form W-8BEN, W-8BEN-E or other applicable Form W-8).

Unit Holders should provide the Fund with a completed IRS Form W-9, W-8BEN or W-8BEN-E, as applicable, or other appropriate form in order to avoid backup withholding on the payment they receive from the Fund regardless of how they are taxed with respect to their tendered Units. Backup withholding is not an additional tax and any amount withheld may be credited against a Unit Holder’s U.S. federal income tax liability, and may entitle the Unit Holder to a refund, provided in each case that the appropriate information is furnished to the IRS.

Other Tax Consequences. The Fund’s purchase of Units in the Offer may directly result in, or contribute to a subsequent, limitation on the Fund’s ability to use capital loss carryforwards to offset future gains. Therefore, in certain circumstances, Unit Holders who remain Unit Holders following completion of the Offer may pay taxes sooner, or pay more taxes, than they would have had the Offer not occurred.

Payments for repurchased Units may require the Fund to liquidate all or a portion of its portfolio holdings. Such action could give rise to increased taxable distributions to Unit Holders, including distributions of ordinary income or short-term capital gains taxable to individuals as ordinary income.

Under Treasury regulations directed at tax shelter activity, if a Unit Holder recognizes a loss of $2 million or more for an individual Unit Holder or $10 million or more for a corporate Unit Holder, such Unit Holder must file with the IRS a disclosure statement on Form 8886. Direct holders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, Unit Holders of a regulated investment company (“RIC”), such as the Fund, are not excepted. Future guidance may extend the current exception from this reporting requirement to Unit Holders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Unit Holders should consult their own tax advisers concerning any possible disclosure obligation with respect to their disposition of Units pursuant to the Offer.

11. Miscellaneous. The Offer is not being made to, nor will tenders be accepted from, Unit Holders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Unit Holders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained by contacting the Transfer Agent at alternatives@fmr.com, or from the SEC’s internet web site, http://www.sec.gov.

FINANCIAL STATEMENTS

The audited financial statements of the Fund for the period April 15, 2026 (commencement of operations) through June 30, 2026) and the Acquired Fund’s audited annual financial statements for the year ended December 31, 2025 referenced in the 8-K as filed with the SEC on EDGAR on August 3, 2026, are incorporated by reference herein. The Fund will prepare and make available to Unit Holders the audited annual financial statements of the Fund within 120 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

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